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Exhibit 99.(a)(3)

EFiled: Sep 1 2005 2:32PM EDT [SEAL] Transaction ID 6612155

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

SYLVIA B. PIVEN, Trustee, u/a/d 4/3/73 fbo Sylvia B. Piven, individually, and on behalf of all others similarly situated,	Civil Action No.

Plaintiff,
COMPLAINT
-against-

LEWIS L. COLEMAN, J. RICHARD
FREDERICKS, PAUL L. HERRLING, HOWARD
H. PIEN, VAUGHN D. BRYSON, PIERRE E.
DOUAZE, EDWARD E. PENHOET, RAYMUND
BREU, DENISE M. O'LEARY, PIETER J.
STRIJKERT, CHIRON CORPORATION, and
NOVARTIS AG,
Defendants.

CLASS ACTION COMPLAINT

        Plaintiff, by her attorneys, for her complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

        1.     This is a stockholders' class action lawsuit on behalf of the public stockholders of Chiron Corporation ("Chiron" or the "Company") to declare that certain contractual restrictions on the Chiron Board's exercise of fiduciary duties alleged herein are illegal and illegally supplant to the Board's exclusive authority under the DGCL, and to enjoin the proposed acquisition of the publicly owned shares of Chiron's common stock by Novartis AG ("Novartis") pending the proper unabridged and unimpeded exercise of the Board's fiduciary duties in connection with a sale of the Company.

THE PARTIES

        2.     Plaintiff owns common stock of the Company.

        3.     Defendant Chiron is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business in the State of California. As of August 3, 2005 Chiron had 187,879,648 shares of common stock outstanding.

        4.     Defendant Novartis is a corporation duly organized and existing under the laws of Switzerland. According to a Schedule 13D filed September 1, 2005 by Novartis and its affiliates including Novartis Biotech Partnership, Inc., Novartis Corporation and Novartis Pharma AG, Novartis or its affiliates own 79,320,078 shares of Chiron and hold the right to purchase an additional 53,363,841 shares pursuant to a Market Price Option Agreement. Thus, Novartis and its affiliates beneficially own or control 132,683,919 shares, or 53% of Chiron's voting stock. Novartis also holds the right to designate three members of the Chiron board. As a controlling stockholder, Novartis owes fiduciary duties to the public stockholders in the exercise of its control.

        5.     Defendant Howard H. Pien is the Chairman of the Board of Directors of Chiron and is also Chiron's Chief Executive Officer.

        6.     Defendant Lewis W. Coleman is a member of the Chiron Board of Directors and has been since 1991. Mr. Coleman was the President of the Gordon and Betty Moore Foundation from its founding in November 2000 to December 2004, and currently serves as one of the Foundation's trustees.

        7.     Defendant J. Richard Fredericks is a director of Chiron and has been since 2003. Mr. Fredericks was previously United States ambassador to Switzerland.

        8.     Defendant Paul H. Herrling is a director of Chiron and has been since 1997. Since January 2003, Mr. Herrling has served as the Head of Corporate Research at Novartis International AG. Prior to that, he was the Head of Research at Novartis Pharma AG and a member of the Novartis Pharma Executive Board. Mr. Herrling is one of Novartis' board designees.

        9.     Defendant Vaughn D. Bryson is a member of the Board and has served in that capacity since 1994.

        10.   Defendant Pierre E. Douaze is a director of Chiron and has been since 1995. Mr. Douaze was a member of the Executive Committee of management of Ciba-Geigy Limited from 1991 to 1996, and Head of Ciba-Geigy Limited's Pharma and Self-Medication Division from 1989 to l996. From December 1996, upon the formation of Novartis AG through the merger of Ciba-Geigy Limited and Sandoz Ltd., through December 1997, Mr. Douaze was a member of the Executive Committee of Novartis and Head of its Healthcare Division and Pharma Sector. In December 1997, Mr. Douaze retired from Novartis. Mr. Douaze is a Novartis designee on the Chiron Board.

        11.   Defendant Edward E. Penhoet co-founded Chiron and has been a director since its inception in 1981. He served as Chiron's Chief Executive Officer until May 1998. Mr. Penhoet served as Chiron's Vice Chairman and as a consultant until February 2001. In July 2002, Mr. Penhoet joined the Gordon and Betty Moore Foundation, as Chief Program Officer, Science and Higher Education. In September 2004, he was elected President of that Foundation.

        12.   Defendant Raymund Breu is a director of Chiron and has served in that capacity since 1999. He is the Chief Financial Officer and a Member of the Executive Committee of Novartis and is a Novartis designee to the Chiron Board.

        13.   Defendant Denise M. O'Leary is a member of the Board and has served in that capacity since 2002.

        14.   Defendant Pieter J. Strijkert is a member of the Board and has served in that capacity since 1987.

        15.   The defendants named in paragraphs 5 to 14 (the "Individual Defendants") constitute the Board of Directors of Chiron under the DGCL and are in a fiduciary relationship with plaintiff and the other public stockholders of Chiron and owe them the highest obligations of good faith, fair dealing, loyalty, due care and candor.

CLASS ACTION ALLEGATIONS

        16.   Plaintiff brings this action individually and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Chiron public stockholders (except defendants herein and their affiliates) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        17.   This action is properly maintainable as a class action.

        18.   The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of August 3, 2005 there were 187,879,684 shares of common stock outstanding.

        19.   There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a)   whether the Individual Defendants and Novartis have breached their fiduciary duties owed by them to plaintiff and the members of the Class;

          (b)   whether the Arbitration Provision and the Veto Provision (defined below) are illegal and illegally supplant the Board's exclusive authority to govern the business and affairs of Chiron under the DGCL;

          (c)   whether the proposal by Novartis to acquire the public shares for $40.00 per share is entirely fair to and in the best interests the public unaffiliated holders;

          (d)   whether plaintiff and the other members of the Class will be damaged irreparably by Novartis' exercise of control and the Arbitration Provision and the Veto Provision in connection with a sale of the Company.

        20.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

        21.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

        22.   Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

        23.   On August 31, 2005, it was publicly reported that Novartis is offering to acquire the shares of Chiron it does not already own for $40 a share. The proposed transaction offers only a 10% premium to Chiron's price at Chiron's closing price on August 31, 2005.

        24.   The Novartis' Schedule 13D filed on September 1, 2005 includes a letter from Novartis to the "Independent Directors" of the Chiron Board indicating that the "Independent Directors" inquired as to whether Novartis had any interest in acquiring the remaining shares of Chiron "[i]n connection with the Chiron Board's consideration of the serious issues Chiron faces." The letter further states that after due diligence Novartis proposes to acquire the remaining shares for $40.00 per share in cash subject to "the approval of a majority of the public shares."

        25.   Chiron and Novartis are parties an agreement, dated November 20, 1994, relating to governance matters ("Governance Agreement"). The Governance Agreement purports to set forth to terms of a "strategic partnership" between Chiron and Novartis' predecessor in interest, Ciba-Geigy, to collaborate and wherein Ciba-Geigy would initially own a minority stake in Chiron.

        26.   Under the Governance Agreement, Novartis has agreed not to increase its ownership interest in Chiron above 55% unless:

  (i)
  a majority of the independent directors, as defined in the Governance Agreement, of Chiron's Board approve acquisition of additional equity securities, in which case Novartis may increase its ownership interest up to 79.9%;

  (ii)
  the increase in Novartis' ownership interest is the result of an action by Chiron (such as the re-purchase of outstanding common stock or the sale of common stock to Novartis or its affiliates); or

  (iii)
  the acquisition is part of a "buy-out transaction", in which Novartis acquires all of Chiron's outstanding capital stock in accordance with certain procedures described in the Governance Agreement.

        27.   Further, under Section 4.01 of the Governance Agreement, Novartis has the right, but not the obligation, to propose and consummate a buy-out transaction to acquire the remaining shares. If Novartis proposes a buy-out transaction, it must offer to buy all of Chiron's outstanding equity securities at a price based upon a "third party sale value" (i.e., the value that an unaffiliated third party would be expected to pay to purchase all of Chiron's equity securities in an arm's-length transaction negotiated by a willing seller and a willing buyer).

        28.   Under the Governance Agreement, if Novartis proposes a buy-out transaction, the "Independent Directors", acting solely on behalf of Chiron's stockholders other than Novartis, would consider the proposal, and with approval of a majority of "Independent Directors", may accept it subject to stockholder approval. "Independent Director" is defined to include directors of the Company (i) who are not and have never been officers or employees of the Company, any affiliate or associate of the Company or of an entity that derived 5% or more of its revenues or earnings in its most recent year from transactions involving the Company or any affiliate or associate of the Company, (ii) who are not and have never been officers, employees or directors of Novartis, its affiliates or associates or an entity deriving 5% or more of its revenues or earnings in its most recent year from transactions involving Novartis, its affiliates or associates, and (iii) who have no affiliation, compensation, consulting or contracting arrangement with the Company, Novartis or their respective affiliates or any other entity such that a reasonable person would regard such director as likely to be unduly influenced by management of the Company or Novartis respectfully, but does not include management directors or Novartis designees.

        29.   However, under Section 4.01(d) of the Governance Agreement, if the "Independent Directors" do not accept the proposal, Novartis may request binding arbitration to determine the third party sale value ("Arbitration Provision"). The "Independent Directors" may delay the arbitration, for a period of up to one year under certain circumstances. Upon determination of the third party sale value by appraisers in the arbitration including the allocation of such value among classes of Chiron securities, Novartis may either proceed with the proposed buy-out transaction at the third party sale value determined by arbitration (in which case the Company is required to take all necessary action to facilitate the buyout) or withdraw its proposed buy-out transaction in accordance with terms set forth in the Governance Agreement. If Novartis withdraws its proposed buy-out transaction following the determination of third party sale value by arbitration, Novartis cannot withdraw any subsequent proposal that results in a second arbitration to determine the third party sale value of Chiron.

        30.   Under Section 2.04 of the Governance Agreement, Novartis also has a veto over certain transactions including generally significant debt and equity issuances, most merger and acquisitions, cash dividends, amendments to Chiron's certificate and bylaws ("Veto Provision").

        31.   The Arbitration Provision is illegal and illegally supplants the Board's exclusive authority to govern the business and affairs of the Company under the DGCL, particularly 8 Del. C. §141 and §251.

The Arbitration Provision permits Novartis to circumvent Board approval and empowers appraisers in an arbitration with authority which is exclusively the Board's under the DGCL including the power to veto a buyout as not in the best interests of the Company and to determine the price and allocation of buyout consideration to be submitted for stockholder approval.

        32.   Moreover, the "Independent Directors" as defined in the Governance Agreement can, and now apparently does, constitute an insufficient number of directors to constitute a majority of the Board. Thus, a majority of the "Independent Directors" could not act as the Board on matters which are not delegable to a committee under Section 141 of the DGCL including a merger under Section 251.

        33.   The Veto Provision similarly effectively abrogates the power of the majority of the voting stockholders to take certain actions under the DGCL. Moreover, with 53% of the stock, Norvatis has the required majority of stock to preclude a veto of any transaction which Novartis opposes, even if the Veto Provision is declared invalid.

        34.   Plaintiff has no adequate remedy at law.

        WHEREFORE, Plaintiff demands judgment as follows:

        A.    declaring this to be a proper class action;

        B.    enjoining, preliminarily and permanently, the acquisition of the Company under the terms presently proposed until the Board is free fully an properly to act unimpeded by the Arbitration Provision and the Veto Provision;

        C.    invalidating the provisions of the Governance Agreement including the Arbitration Provision and the Veto Provision, that improperly limit the exercise of the Individual Defendants' continuing fiduciary duties and/or purport to give Novartis the contractual power to limit the effective exercise of the Individual Defendants' continuing fiduciary duties;

        D.    to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding damages to the Class together with prejudice and interest;

        E.    requiring defendants to fully disclose all material information regarding the Transaction;

        F.     directing that defendants account to Plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

        G.    awarding to Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs' attorneys and experts; and

        H.    granting such other and further relief as the Court deems appropriate.

Dated: September 1, 2005	CHIMICLES & TIKELLIS LLP

/s/  A. ZACHARY NAYLOR
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
A. Zachary Naylor (#4439)
Robert R. Davis (#4536)
One Rodney Square
P.O. Box 1035
Wilmington, Delaware 19899
(302) 656-2500
Attorneys for Plaintiff

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
CLASS ACTION COMPLAINT
NATURE OF THE ACTION
THE PARTIES
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS